Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: February 19, 2021

Billion-dollar decade: Startup enjoys meteoric rise, with help from MGM

Las Vegas Weekly

By Bryan Horwath (contact)

Friday, February 19, 2021 - 2 a.m.

About a decade ago, MGM Resorts International’s former CEO took notice of a Las Vegas startup called PlayStudios.

Led at the time by Jim Murren, MGM became an early partner with PlayStudios, which creates free-to-play mobile and social platform casino games in which players can earn real-world Las Vegas comps at hotels, restaurants and entertainment venues.

That foresight by Murren and then-MGM president Bill Hornbuckle paid off in perhaps its biggest way yet this month when PlayStudios, now valued at over $1 billion, announced its plans to go public.

The move—PlayStudios will be listed on the Nasdaq Composite index once the deal is approved by regulators, which is expected to happen later this year—was made possible in part because of an announced merger between PlayStudios and Acies Acquisition Corp.

Acies is a blank-check company that Murren, who stepped down as MGM’s CEO after a dozen years in early 2020, founded with a group of other investors with backgrounds or interests in gaming.

Blank-check companies, also known as “special purpose acquisition companies,” do not have commercial operations, but rather exist to raise money through an initial public offering for the purpose of buying an ownership interest in a specific firm.

Because of the longstanding partnership between PlayStudios and some of MGM’s top Strip resorts, Murren said the announcement would help strengthen the “connective tissue” between brick-and-mortar gaming resorts and the digital space.

“The market that [PlayStudios] is in is so vast, so much larger than the casino gaming business,” Murren said. “Jurisdictionally, and in terms of its growth potential, the casino business is very limited. The world of PlayStudios is vast and growing by double-digit rates.”

Often seen on Facebook through its myVegas-branded options, the PlayStudios collection of virtual games range from casino classics like blackjack and various slots offerings to a colorful concoction called “Kingdom Boss,” which boasts of a “3D kingdom of heroes and magic.”

The games are free to play, but only to a point. Once a player runs out of free play options, he or she can either purchase additional credits or wait for more free play credits to be loaded.

Loyal players—whether playing free or not—can build up rewards points that can be used for stays and deals at MGM resorts in Las Vegas. On average, PlayStudios officials say its gamers play in its spaces for about an hour per day.

PlayStudios also makes money off advertising and through outside partnerships, like the one with MGM.

With about 400 employees companywide—about 75 of those jobs are based in Las Vegas—PlayStudios figures to keep growing, said Andrew Pascal, a former Wynn Resorts executive and co-founder and CEO of PlayStudios who also serves as an adviser to the Acies board.

As part of the announcement, an injection of $250 million in private capital from a handful of firms, including MGM, will help with those growth targets.

“This is going to allow us to really accelerate the growth of our business now,” Pascal said. “I think our ceiling is going to be a function of our creativity and how open we will be to opportunities that will drive our business.”

In addition to MGM, PlayStudios partners with about 275 entertainment, retail, travel, leisure and gaming brands. Loyalty points can go toward anything from a stay at the Bellagio to a cruise or concert tickets.

“Nobody else in our industry has a loyalty program like what we have,” Pascal said. “I think that’s a reflection of the collective that founded the company, people who came out of leisure and hospitality and brought decades of institutional knowledge around loyalty marketing mechanics. We’ve applied that to games.”

Pascal still credits Murren and Hornbuckle, Murren’s successor as CEO of the company, with having a belief in the vision that he and his partners had back in 2011.

“From the very beginning, Jim and Bill Hornbuckle bought in,” Pascal said. “People are now engaging with our games and, in turn, with MGM’s brands every day. People take advantage of the benefits that they can earn. They want to take a vacation at the Bellagio.”

In an increasingly digital world, Murren has essentially doubled down on what he calls the trend of the day.

“This company is at the epicenter of the most important trend in entertainment today, which is the convergence of live entertainment and digital entertainment,” he said. “It’s what everyone wants to talk about today. Andrew saw this back in 2011 and I think it’s so great that this is a Las Vegas-based company that was born here, lives here and is growing so rapidly.”

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus is sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.